

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.

40 - 33

811-01474
(Stock funds)
Branch 18


SEC MAIL
RECEIVED
PROCESSING
DEC 06 2005
WASH, D.C.
213
SECTION

November 29, 2005

VIA CERTIFIED MAIL/RRR


05075641

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc. (1940 Act Registration No. 801-12313), and A I M Distributors, Inc. (1933 Act Registration No. 8-21323)

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of INVESCO Funds Group, Inc., INVESCO Institutional, Inc., INVESCO Distributors, Inc., A I M Advisors, Inc., an investment adviser, and A I M Distributors, Inc., a distributor, a copy of an **Defendants' Opposition to Plaintiffs' Motion to Compel Production of Documents and Rule 30(b)(6) Deposition** in *Dolores Berdat, et al. v. INVESCO Funds Group, Inc., et al, Fernando Papia, et al. v. A I M Advisors, Inc., et al*, and *Ronald Kondracki v. A I M Advisors, Inc. and A I M Distributors, Inc.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Mr. Robert B. Pike, SEC – Fort Worth
Mr. James H. Perry, SEC – Fort Worth

PROCESSED
DEC 28 2005
THOMSON
FINANCIAL

S:\srr\Litigation\Berdat, et al. v INVESCO and AIM\Corr\L-112905SEC.doc
112905 (1) vtt

Member of the AMVESCAP Group

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

DOLORES BERDAT, et al., v. INVESCO FUNDS GROUP, INC., et al.,	:	Civil Action No. 04cv2555
FERDINANDO PAPIA, et al., v. A I M ADVISORS, INC. et al.,	:	
RONALD KONDRACKI, v. A I M ADVISORS, INC. and A I M DISTRIBUTORS, INC.,	:	Judge Keith P. Ellison

DEFENDANTS' OPPOSITION TO PLAINTIFFS' MOTION TO COMPEL PRODUCTION OF DOCUMENTS AND RULE 30(b)(6) DEPOSITION

Plaintiffs' motion to compel substantial document and deposition discovery should be denied.

Summary of Opposition

There is no outstanding Complaint in this matter. In its Order dated July 28, 2005, the Court directed plaintiffs to file an Amended Complaint, but they have not yet done so. Instead, Plaintiffs have moved for permission to file an Amended and then a Second Amended

Complaint; but, those motions have not yet been decided. Accordingly, discovery is, at best, premature.

The subject matter (and time period) of plaintiffs' claims remain unsettled. Moreover, the proposed Amended and Second Amended Complaint which plaintiffs seek permission to file contain fatal deficiencies which defendants believe will lead to their dismissal even if they are allowed to be filed. It is not feasible to determine what discovery (if any) will be appropriate until defendants have an opportunity to respond to whatever new Complaint is permitted to be filed.[1]

Opposition in Further Detail

1. **no complaint exists** — In its July 28 Order in response to defendants' Rule 12(c) motion to dismiss, the Court directed plaintiffs to replead and particularize their § 36(b) claim on behalf of the mutual funds in these cases. Instead of complying with the Court's Order, plaintiffs moved to add new Funds, new claims and new plaintiffs in new proposed Amended and Second Amended Complaints. Until the Court rules on plaintiffs' motions, defendants do not know which plaintiffs and funds, if any, will be involved in this litigation.

2. **prior experience** — Plaintiffs' discovery conduct to date also justifies defendants' opposition to further discovery at this time. Pursuant to plaintiffs' earlier demands, defendants produced thousands of pages of documents. Most of them were rendered irrelevant by plaintiffs' "shuffling of the deck." Plaintiffs, however, did not advise defendants of their intention to

[1] Additionally, the plaintiffs in Boyce v. AIM Management Group, 04-CV-2557 (consolidated) have recently filed a Second Amended Complaint asserting § 36(b) claims purportedly as a class action on behalf of investors in the Funds involved in these derivative actions. Those class claims in Boyce seek the recovery of the same fees that the Berdat plaintiffs seek here to recover derivatively for the Funds. The defendants in Boyce are moving to dismiss the class claims there on the ground that the claims are derivative claims, not individual claims. However, if this Court rules in Boyce that the § 36(b) claims are individual claims, that ruling will require dismissal of the Berdat plaintiffs' derivative claims in this action. If that happens, any discovery here will have been unnecessary and unduly costly.

abandon claims for 15 of the 21 Funds until after the documents had been produced, thus forcing defendants to incur unnecessary costs, substantial time and money. Defendants should not be compelled to risk a second such round of discovery until the legal cognizability of plaintiffs' claims has been determined by the Court.

3. **the unsettled state of plaintiffs' claims** — Plaintiffs' Amended and Second Amended Complaints would add new plaintiffs, new Funds and new § 36(b) claims to this action. Only if the Court rules that those new claims can be filed here, and the claims in Boyce do not vitiate the claims in Berdat may discovery be appropriate or necessary in Berdat.

4. **plaintiffs' defective pleading** — Plaintiffs' proposed Amended and Second Amended Complaints fail to satisfy the requirement that sufficient facts be alleged for each Fund which, if proved, would show that fees charged to any particular Fund are so disproportionate to the services rendered to that particular Fund that they could not have been the result of arm's-length negotiations. In other litigation involving § 36(b) claims, the Courts have stayed discovery until ruling on motions to dismiss the § 36(b) claims for legal insufficiency. In re Eaton Vance Mutual Funds Fee Litig., 04-CV-1144 (S.D.N.Y. August 2, 2004); In re American Mutual Funds Fee Litig., 04-5593 (C.D. Cal. July 7, 2005).

5. **the excessive, broad discovery in plaintiffs' "compromise"** — Plaintiffs are seeking 15 years of documents and broad Rule 30(b)(6) depositions even though a § 36(b) claim can recover (by the express terms of the statute) fees charged to the Funds only for the one year before the action is filed. Plaintiffs also demand discovery concerning over 100 Funds (of markedly different types), even though only eight Funds are involved in this litigation.

Plaintiffs' Rule 30(b)(6) depositions are unjustifiably unlimited and vague, using the phrase "including but not limited to" rather than limiting the subject matter for which witnesses are to be designated. That is impermissible and warrants striking of the notices. See, e.g., Reed v. Nellcor Puritan Bennett, 193 F.R.D. 689, 692 (D.Kan. 2000):

> The court finds plaintiff's Rule 30(b)(6) notice to be overbroad. Although plaintiff has specifically listed the areas of inquiry for which a 30(b)(6) designation is sought, she has indicated that the listed areas are not exclusive. Plaintiff broadens the scope of the designated topics by indicating that the areas of inquiry will "includ[e], but not [be] limited to" the areas specifically enumerated. An overbroad Rule 30(b)(6) notice subjects the noticed party to an impossible task. (emphasis supplied)

Accord: Tristate Hospital Supply Corp. v. U.S., 226 F.R.D. 118, 125 (D.D.C. 2005) ("[l]isting several categories and stating that the inquiry may extend beyond the enumerated topics defeats the purpose of having any topics at all").

Moreover, the deposition notices (e.g. in topics 4, 5, 7, and 8) are not limited to the eight Funds involved in this litigation; they seek discovery far beyond the issues here. Some of the other Funds to which the notices apparently apply are non-equity Funds; whereas, the eight Funds here all are equity Funds.

The topics themselves are also too vague. For example, topics 5, 7 and 8 include the "operation" of all Fund agreements and the "operation" of the Funds' Boards of Directors. On their face, such descriptions are unclear and appear to cover the entire business dealings of the Funds and their directors, including many undeniably irrelevant matters.

CONCLUSION

The Court should deny Plaintiffs' Motion to Compel Production of Documents and Rule 30(b)(6) Deposition.

Dated: November 28, 2005

POLLACK & KAMINSKY

/s/ Daniel A. Pollack
by:______________________________
Daniel A. Pollack
Martin I. Kaminsky
Anthony Zaccaria

114 West 47th Street, Suite 1900
New York, New York 10036
Tel. (212) 575-4700
Fax (212) 575-6560

GIBBS & BRUNS, LLP

/s/ Michael K. Oldham
by:______________________________
Michael K. Oldham

1100 Louisiana, Suite 5300
Houston, Texas 77002
Tel. (713) 751-5268
Fax (713) 750-0903

MAYER, BROWN, ROWE & MAW LLP

/s/ Charles S. Kelley
by:______________________________
Charles S. Kelley

700 Louisiana, Suite 3600
Houston, Texas 77002
Tel. (713) 547-9634
Fax (713) 632-1834

Attorneys for Defendants